Exhibit 99.1

Chanson International Holding Announces Fiscal Year 2025 Financial Results

URUMQI, China, April 20, 2026 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its financial results for the fiscal year ended December 31, 2025.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “In fiscal year 2025, we delivered revenue of approximately $18.3 million and improved profitability, with gross profit increasing by 14.2% year over year and gross margin expanding to 45.0%. This performance reflects the impact of our product marketing and cost control measures, as well as improved inventory management through enhanced customer traffic forecasting.

“Looking ahead, we remain focused on driving growth and improving profitability. We plan to continue optimizing marketing initiatives, strengthening our product innovation capabilities with a focus on healthy and nutritious products, and enhancing customer engagement through both in-store experiences and online channels. We also expect to further improve margins by maintaining strict cost discipline and leveraging data-driven inventory and demand forecasting. We believe our strategic initiatives position us well to capture growth opportunities and create long-term value for our shareholders.”

Fiscal Year 2025 Financial Highlights

●	Total revenue was $18.3 million, an increase of 0.2% from $18.2 million in fiscal year 2024.

●	Gross profit was $8.2 million, an increase of 14.2% from $7.2 million in fiscal year 2024.

●	Gross margin was 45.0%, compared to 39.5% in fiscal year 2024.

●	Net income was $0.2 million, compared to $0.8 million in fiscal year 2024.

●	Basic and diluted earnings per share were $0.03, compared to $3.68 in fiscal year 2024.

Fiscal Year 2025 Financial Results

Revenue

Total revenue increased by 0.2% to $18.3 million in fiscal year 2025, from $18.2 million in fiscal year 2024. The increase in revenue was due to increased revenue from our stores in China (the “China Stores”), which was partially offset by decreased revenue from our stores in the United States (the “United States Stores”).

China Stores

●	Revenue from the China Stores increased by 1.3% to $16.4 million in fiscal year 2025, from $16.1 million in fiscal year 2024. The increase was mainly due to the increased revenue from other products, which was partially offset by the decrease in revenue from bakery products.

●	Revenue from bakery products decreased by 1.1% to $14.6 million in fiscal year 2025, from $14.8 million in fiscal year 2024. The decrease was mainly due to the challenging economic environment, cautious consumer spending, and shifts in consumer spending patterns, such as the transition from in-store consumption to online consumption during fiscal year 2025.

●	Revenue from other products increased by 28.5% to $1.7 million in fiscal year 2025, from $1.3 million in fiscal year 2024. The increase was due to increased revenue from seasonal products, which was partially offset by decreased revenue from beverage products. Revenue from seasonal products increased by $0.5 million, or 52.8%, from $1.0 million in fiscal year 2024 to $1.5 million in fiscal year 2025. The Company established a Product Planning and Promotion Department staffed with dedicated professionals, which has effectively enhanced the marketing and promotion of seasonal products, and the Company received more seasonal products purchase orders. Revenue from beverage products decreased by $0.1 million, or 35.2%, from $0.4 million in fiscal year 2024 to $0.2 million in fiscal year 2025. The opening of new stores by several well-known coffee chain brands in Xinjiang, offering products at low prices to gain market share, provided customers with more choices and contributed to a decline in beverage product revenue from the China Stores. As of December 31, 2025, two coffee bakery stores were closed, one in fiscal year 2024 and another in the first half of fiscal year 2025.

United States Stores

●	Revenue from the United States Stores decreased by 8.4% to $1.9 million in fiscal year 2025, from $2.1 million in fiscal year 2024. The decrease was mainly due to decreased revenue from bakery products and eat-in services, which was partially offset by the increased revenue from beverage products.

●	Revenue from bakery products decreased by 50.4% to $0.3 million in fiscal year 2025, from $0.5 million in fiscal year 2024. The decrease was due to the decreased revenue from Chanson 23rd Street LLC (“Chanson 23rd Street”) of approximately $0.2 million and Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”) of approximately $21,000. Facing increased competition from competitors operating in the same area, Chanson 23rd Street suspended its business operation of bakery products in April 2025 and Chanson 3rd Ave suspended all business operation in January 2025. However, the decrease in revenue from bakery products was partially offset by the increased revenue from Chanson 2040 Broadway LLC (“Chanson Broadway”) of approximately $10,000 as the Company implemented a series of performance-enhancing measures, including extending business hours, optimizing the products mix and offering more sales promotions and price discounts to attract more customers.

●	Revenue from beverage products increased by 17.6% to $1.5 million in fiscal year 2025, from $1.3 million in fiscal year 2024. The increase in revenue of beverage products was due to an approximately $0.3 million revenue increase from Chanson 23rd Street and Chanson Broadway. During fiscal year 2025, the Company launched several new types of cocktail products with a variety of new flavors and styles, and implemented the performance-enhancing measures as mentioned above, which led to an increase in private event bookings. The increase in revenue of beverage products was partially offset by the decreased revenue from Chanson 3rd Ave resulting from the suspension of business operation as mentioned above.

●	Revenue from eat-in services decreased by 47.6% to $0.2 million in fiscal year 2025, from $0.3 million in fiscal year 2024. As mentioned above, Chanson 3rd Ave suspended all business operations in January 2025, hence, revenue from eat-in services decreased in fiscal year 2025.

Gross Profit and Gross Margin

Gross profit increased by 14.2%, to $8.2 million in fiscal year 2025, from $7.2 million in fiscal year 2024. The increase was mainly attributable to the overall increase in revenue. Gross margin increased by 5.5 percentage points to 45.0% in fiscal year 2025 from 39.5% in fiscal year 2024.

Operating Expenses

Operating expenses were $10.1 million in fiscal year 2025, compared to $7.7 million in fiscal year 2024.

●	Selling expenses increased by 31.6%, to $6.3 million in fiscal year 2025, from $4.8 million in fiscal year 2024. The increase was primarily attributable to (i) an increase in rental expenses, renovation expenses and electricity expenses of $0.8 million, as nine stores have been opened in the fiscal year 2025; (ii) an increase in salaries and welfare benefit expenses of $0.6 million, as the China Stores hired additional sales staff for the new stores; and (iii) an increase in online platform service fees of $0.1 million, resulting from the increased online sales on the third-party platform in fiscal year 2025.

●	General and administrative expenses increased by 29.6%, to $3.8 million in fiscal year 2025 from $3.0 million in fiscal year 2024. The increase was primarily due to an increase in allowance for credit losses of $0.5 million. The increase was also attributable to the increased audit, legal and professional service fees due to issuance of additional equity security in fiscal year 2025.

Net Income

Net income was $0.2 million in fiscal year 2025, compared to $0.8 million in fiscal year 2024.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share in fiscal year 2025 was $0.03 based on 5,369,346 weighted average shares, compared to $3.68 in fiscal year 2024 based on 205,296 weighted average shares, in each case retrospectively restated for effect of the reverse share split on August 18, 2025.

Balance Sheet

As of December 31, 2025, the Company had cash and cash equivalents of $8.6 million, compared to $12.1 million as of December 31, 2024.

Cash Flow

Net cash provided by operating activities was $2.9 million in fiscal year 2025, compared to $3.5 million in fiscal year 2024.

Net cash used in investing activities was $45.8 million in fiscal year 2025, compared to net cash provided by investing activities of $1.9 million in fiscal year 2024.

Net cash provided by financing activities was $39.1 million in fiscal year 2025, compared to $5.4 million in fiscal year 2024.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 63 stores in China, and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department
Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,644,357	$12,102,763
Accounts receivable	1,738,052	991,467
Inventories	830,597	738,773
Long term loan to a third-party, current	—	2,000,000
Prepaid expenses and other current assets	972,787	2,595,417
	12,185,793	18,428,420

NON-CURRENT ASSETS:
Operating lease right-of-use assets	8,297,961	11,021,615
Property and equipment, net	7,063,992	4,444,473
Intangible assets, net	226,250	262,500
Long term security deposits	776,419	944,170
Long term debt investments	53,138,801	6,359,014
Long term prepaid expenses	296,575	315,642
	69,799,998	23,347,414

TOTAL ASSETS	$81,985,791	$41,775,834

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$428,844	$1,507,159
Current portion of long-term bank loans	371,665	—
Accounts payable	3,779,261	2,127,740
Due to a related party	6,753	772,489
Taxes payable	249,300	48,712
Deferred revenue	7,670,555	6,697,964
Operating lease liabilities, current	1,777,697	2,325,390
Other current liabilities	823,821	662,963
	15,107,896	14,142,417

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	6,021,153	9,207,971
Long-term bank loans	4,645,810	—
	10,666,963	9,207,971

TOTAL LIABILITIES	25,774,859	23,350,388

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 4,125,000,000 shares authorized; 38,978,780 shares and 341,247 shares issued and outstanding as of December 31, 2025 and 2024, respectively: *
Class A ordinary share, $0.0001 par value, 4,110,000,000 shares authorized; 38,907,905 shares and 270,372 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3,890	27
Class B ordinary share, $0.0001 par value, 15,000,000 shares authorized; 70,875 shares issued and outstanding as of December 31, 2025 and 2024, respectively	7	7
Additional paid-in capital	54,658,128	17,751,857
Statutory reserve	740,816	661,924
Retained earnings	499,986	391,338
Accumulated other comprehensive income (loss)	308,105	(379,707)
TOTAL SHAREHOLDERS’ EQUITY	56,210,932	18,425,446

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$81,985,791	$41,775,834

*	Retrospectively restated for effect of the reverse split on August 18, 2025 and the Share Capital Reduction and Reorganization on March 13, 2026.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2025	2024	2023

REVENUE	$18,268,894	$18,227,537	$17,252,662
COST OF REVENUE	10,050,891	11,033,219	9,105,337
GROSS PROFIT	8,218,003	7,194,318	8,147,325

OPERATING EXPENSES
Selling expenses	6,261,580	4,757,279	4,882,958
General and administrative expenses	3,843,548	2,966,659	3,874,868
Total operating expenses	10,105,128	7,723,938	8,757,826

LOSS FROM OPERATIONS	(1,887,125)	(529,620)	(610,501)

OTHER (EXPENSE) INCOME
Interest (expense) income, net	(188,327)	(50,928)	35,505
Other income, net	871,967	687,492	193,425
Interest income from long term debt investments	1,465,180	723,945	534,575
Total other income, net	2,148,820	1,360,509	763,505

PROFIT BEFORE INCOME TAX EXPENSE	261,695	830,889	153,004

INCOME TAX EXPENSE	(74,155)	(74,604)	(119,416)

NET INCOME	187,540	756,285	33,588
Foreign currency translation gain (loss)	687,812	(284,189)	(130,778)
TOTAL COMPREHENSIVE INCOME (LOSS)	$875,352	$472,096	$(97,190)

Earnings per ordinary share - basic and diluted	$0.03	$3.68	$0.23
Weighted average shares - basic and diluted *	5,369,346	205,296	144,217

*	Retrospectively restated for effect of the reverse split on August 18, 2025.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$187,540	$756,285	$33,588
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	1,872,139	2,639,094	2,628,985
Depreciation and amortization	889,722	823,869	831,820
Write off of bad debts	500,000	-	-
Loss (gain) on disposal of property and equipment	78,845	(152,517)	4,982
Impairment loss on property and equipment	-	-	272,350
Accrued interest income from long term debt investment	(1,465,180)	(723,945)	(534,575)
Interest income from loan to a third-party	-	(90,986)	(66,822)
Changes in operating assets and liabilities:
Accounts receivable	(686,449)	959,859	(766,760)
Inventories	(62,191)	(32,001)	(45,821)
Prepaid expenses and other current assets	1,665,322	2,552,891	(3,573,002)
Long term security deposits	184,296	(58,209)	57,185
Long term prepaid expenses	31,637	(180,281)	(34,010)
Accounts payable	1,235,783	265,315	530,195
Taxes payable	198,040	(46,790)	(31,943)
Deferred revenue	665,495	(179,643)	307,169
Other current liabilities	135,994	(25,902)	(292,138)
Operating lease liabilities	(2,566,126)	(2,969,001)	(2,275,056)
Net cash provided by (used in) operating activities	2,864,867	3,538,038	(2,953,853)

Cash flows from investing activities:
Purchase of property and equipment	(2,396,274)	(583,313)	(773,964)
Purchase of intangible assets	-	-	(150,000)
Proceeds from disposal of property and equipment	-	35,562	444
Payment made for long term debt investments	(46,126,988)	-	(6,000,000)
Interest income received from long term debt investment	1,203,810	899,507	-
Advance of loans to third parties	-	-	(3,900,000)
Repayment from loans to third parties	1,500,000	907,704	1,150,104
Prepayment for the software, equipment and product development	-	-	(1,190,000)
Refund of prepayment for the product development	-	650,000	400,000
Net cash (used in) provided by investing activities	(45,819,452)	1,909,460	(10,463,416)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	-	13,560,000
Direct costs disbursed from initial public offerings proceeds	-	-	(1,529,631)
Proceeds from sales of the Equity Security Units, net of issuance costs	6,910,134	-	-
Proceeds from sales of ordinary shares, net of issuance costs	30,000,000	5,938,994	-
Proceeds from short-term bank loans	417,388	2,225,715	2,685,588
Repayments of short-term bank loans	(1,530,421)	(3,338,573)	(424,040)
Proceeds from long-term bank loans	5,036,477	-	-
Repayments of long-term bank loans	(153,043)	-	-
(Payments made to) advances received from a related party	(1,595,404)	524,610	(1,892,423)
Payments made for deferred offering costs	-	-	(340,469)
Net cash provided by financing activities	39,085,131	5,350,746	12,059,025

Effect of exchange rate fluctuation on cash and cash equivalents	411,048	(176,783)	(75,924)

Net (decrease) increase in cash and cash equivalents	(3,458,406)	10,621,461	(1,434,168)
Cash and cash equivalents, beginning of year	12,102,763	1,481,302	2,915,470
Cash and cash equivalents, end of year	$8,644,357	$12,102,763	$1,481,302

Supplemental cash flow information
Cash paid for income taxes	$29,053	$45,128	$92,409
Cash paid for interest	$181,157	$141,106	$32,444

Non-cash operating, investing and financing activities
Property and equipment acquired from a related party through settlement of amounts due from the related party (non-cash transaction)	$962,896	$-	$-
Reduction of right-of-use assets and operating lease obligations due to early termination or modification of lease agreement	$4,208,435	$2,519,354	$-
Right of use assets obtained in exchange for operating lease liabilities	$3,423,624	$2,719,792	$1,676,362
Deferred IPO cost offset with additional paid-in capital	$-	$-	$1,095,872
Intangible assets acquired by prepayment	$-	$140,000	$-